Exhibit 99.1

Scinai Announces Entering into $2 Million Private Equity Commitment Agreement with its largest Existing Shareholder

JERUSALEM, Aug. 20, 2024 /PRNewswire/ -- Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI);(“Scinai”, or the “Company”), a biopharmaceutical company focused on developing inflammation and immunology (I&I) biological products and on providing CDMO services through its Scinai Bioservices business unit, today announced that it has entered into a $2 million Investment Commitment Agreement (the “Agreement”) with RK Stone Miami LLC, an affiliate of Mr. Daniel Stone, the largest shareholder of the Company (the “Investor”).

Pursuant to the Agreement, the Company may issue and sell ADSs to the Investor, from time to time through December 31, 2024 (the “Commitment Period”), for an aggregate purchase price of up to $2 million. Each such sale of ADSs may be initiated (at the Company’s discretion) by the Company providing an advance notice to the Investor of the sale of ADSs in a minimum amount of $200,000 and a maximum amount of $500,000, provided the maximum amounts in any month may not exceed $500,000 and the Company may not provide advance notices for an aggregate amount greater than $1.5 million prior to December 1, 2024. The price of the ADSs to be purchased under any advance will be calculated based on the lower of (i) the volume weighted average price (the “VWAP”) of the daily VWAP of the ADSs for  the ten trading days prior to the Company providing the advance notice or (ii) the VWAP of the daily VWAP of the ADSs for the three trading days following the delivery of the advance notice (provided the Company may impose a minimum market price for such three day period, and in the event the market price for such period is less than the minimum market price the Company has the right to rescind the advance notice and not issue the ADSs), in either case subject to a discount of 5%.

The Agreement provides that if as a result of any advance the Investor would beneficially own in excess of 9.99% of the number of ordinary shares outstanding immediately after issuing such ADSs, the number of ADSs to be issued will be reduced to the greatest number that could be issued without the Investor exceeding such limitation, and the Company will issue to the Investor a pre-funded warrant exercisable for that number of ADSs by which the number of ADSs to be issued was reduced.

Pursuant to the Agreement, the Company will pay the Investor a commitment fee, which may be paid in cash or in ADSs at the option of the Company. In the event that during the Commitment Period the Company provides to the Investor an advance notice, the amount of the commitment fee will be equal to $100,000, which will be payable by the Company simultaneously with the closing of the first advance. In the event the Company elects to pay such amount in the form of ADSs, the number of the ADSs will be based on the market price determined for such advance. In the event that during the Commitment Period the Company does not provide to the Investor an advance notice, the amount of the commitment fee will be equal to $40,000, which will be payable by the Company promptly following the termination of the Commitment Period.  In the event the Company elects to pay such amount in the form of ADSs, the number of the ADSs will be based on the market price determined as of December 31, 2024.

The Agreement does not require the Company to register for resale the ADSs to be issued under the Agreement. The Agreement also includes standard representations, warranties and covenants of the parties and conditions to closing of each advance.

The Company will hold a webinar covering its Q2 2024 financial results and business update today, August 20th, at 11AM EDT/18:00 Israel time. Registration for the webinar can be done using the following LINK.

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company with two complementary business units, one focused on in-house development of inflammation and immunology (I&I) biological therapeutic products beginning with an innovative, de-risked pipeline of nanosized VHH antibodies (NanoAbs) targeting diseases with large unmet medical needs, and the other a boutique CDMO providing biological drug development, analytical methods development, clinical cGMP manufacturing, and pre-clinical and clinical trial design and execution services for early stage biotech drug development projects.

Company website: www.scinai.com.

Company Contacts

Investor Relations | +972 8 930 2529 | ir@scinai.com

Business Development | +972 8 930 2529 | bd@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements. Examples of such statements include, but are not limited to, the Company providing advance notices to the Investor, selling ADSs to the Investor under the Agreement and the amount of the commitment fee to be paid by the Company under the Agreement. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to, the risk that the closing of the transaction with the EIB will not occur or will be delayed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on May 15, 2024, and the Company’s subsequent filings with the SEC. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason.